DEBEVOISE & PLIMPTON LLP

66 HUDSON BLVD

NEW YORK, NY 10001

TEL +1 212 909 6000

FAX +1 212 909 6836

www.debevoise.com

May 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	TCW Direct Lending VIII LLC, TCW Direct Lending VIII Perpetual BDC LLC and TCW Asset Management Company LLC (the “Applicants”)

To Whom It May Concern:

On behalf of our clients, the Applicants, we hereby transmit for filing under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a copy of the Applicants’ application pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act and Rule 17d-1 thereunder for an order to permit certain joint trasactions otherwise prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder.

If you have any questions concerning the foregoing, please call me at (212) 909-6867.

Best Regards,

/s/ Vadim Avdeychik
Vadim Avdeychik

cc:	Fleur Oostwal

Zachary Edelman